Exhibit 99.02

UNAUDITED CONSOLIDATED PRO-FORMA FINANCIAL INFORMATION
ACCOUNTING FOR NRG ON THE EQUITY METHOD

Background

As discussed in Xcel Energy’s Quarterly Report on Form 10-Q for June 30, 2003, NRG voluntarily filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on May 14, 2003. As part of this action, the tentative settlement agreement reached in March 2003 among Xcel Energy, NRG and NRG’s creditors (“the Settlement”) was filed with the Bankruptcy Court for its consideration as a resolution of NRG’s financial difficulties. If the court approves the terms of the Settlement, upon emergence from bankruptcy Xcel Energy will divest its ownership interests in NRG. This divestiture will result in NRG ultimately being reported as a discontinued operation of Xcel Energy. However, pending the outcome of the bankruptcy proceeding, Xcel Energy will remain 100 percent owner of NRG but will not have sufficient control to continue consolidating NRG. During the period between NRG’s filing for bankruptcy and its actual divestiture by Xcel Energy, Xcel Energy will report NRG as an equity investment under generally accepted accounting principles. Because such accounting requirements do not allow equity accounting until the period that includes the bankruptcy filing, Xcel Energy is providing investors with pro-forma information for historical periods presenting NRG under the equity method of accounting.

Pro-Forma Information

The following summary of unaudited pro-forma financial information for Xcel Energy gives effect to the change of accounting for NRG from consolidated financial reporting to the equity method of accounting. Under the equity method, NRG is not consolidated in Xcel Energy’s financial statements but instead is reported as a single investment-related item (NRG Losses In Excess of Investment) on the Balance Sheet, and a single item (Equity in Losses of NRG) on the Statements of Operations. Because Xcel Energy’s cumulative equity in NRG’s losses to date exceeds the cumulative investments made in NRG, the investment-related balance sheet item is not an asset but is reported as a current liability.

The following pro-forma Statement of Operations is treated as if Xcel Energy had never consolidated NRG for financial reporting purposes. This unaudited pro-forma summarized financial information should be read in conjunction with the historical financial statements and related notes of Xcel Energy, which are included in the 2002 Annual Report on Form 10-K, and the June 30, 2003 Quarterly Report on Form 10-Q. The unaudited pro-forma Statement of Operations information for the year-to-date period ended June 30, 2002 assumes that NRG had been deconsolidated on Jan. 1, 2002, the beginning of the earliest period presented.

These summarized pro-forma amounts do not include any of the future financial impacts that may occur from NRG’s filing for bankruptcy, or from implementing the Settlement. Also, the unaudited summarized pro-forma financial information does not necessarily indicate what Xcel Energy’s financial position or operating results would have been if NRG had filed for bankruptcy (or had been divested) in the periods presented, and does not necessarily indicate future operating results of Xcel Energy (with or without NRG).

XCEL ENERGY INC. AND SUBSIDIARIES
Pro-Forma Consolidated Statements Of Operations
(Thousands of Dollars, Except Per Share Data)
For the Six Months ended June 30, 2002

		Pro-Forma Adjustments for NRG
				Pro-Forma
	As Reported	Apply Equity	Adjust	Adjusted
	6/30/2002 (a)	Accounting (b)	Eliminations (c)	6/30/2002 (e)

Operating Revenues:
Electric utility	$2,560,555			$2,560,555
Natural gas utility	799,546			799,546
Electric and natural gas trading margin	2,345			2,345
Nonregulated and other	1,189,877	(1,023,280)		166,597
Equity earnings from unconsolidated NRG affiliates	42,198	(42,198)		—

Total operating revenues	4,594,521	(1,065,478)	—	3,529,043

Operating Expenses:
Electric fuel and purchased power – utility	1,032,519			1,032,519
Cost of natural gas sold and transported — utility	501,232			501,232
Cost of sales — nonregulated and other	590,959	(478,855)		112,104
Other operating and maintenance expenses — utility	735,474			735,474
Other operating and maintenance expenses — nonregulated	372,214	(319,150)		53,064
Depreciation and amortization	508,317	(120,324)		387,993
Taxes (other than income taxes)	167,605			167,605
Special charges	74,649	(60,533)		14,116

Total operating expenses	3,982,969	(978,862)	—	3,004,107

Operating income	611,552	(86,616)	—	524,936
Equity in losses of NRG (d)	—	(67,815)		(67,815)
Minority interest in NRG losses	13,580			13,580
Interest and other income, net of nonoperating expenses	33,999	(10,281)		23,718

Interest charges and financing costs:
Interest charges — net of amounts capitalized	389,578	(230,772)		158,806
Distributions on redeemable preferred securities of subsidiary trusts	19,172			19,172

Total interest charges and financing costs	408,750	(230,772)	—	177,978

Income from continuing operations before income taxes	250,381	66,060	—	316,441
Income taxes	70,835	54,800		125,635

Income from continuing operations	179,546	11,260	—	190,806
Income from discontinued operations — net of tax	11,260	(11,260)		—

Net income	190,806	—	—	190,806
Dividend requirements on preferred stock	2,120			2,120

Earnings available for common shareholders	$188,686	$—	$—	$188,686

Earnings per share – diluted:
Income from continuing operations	$0.49	$0.03	$—	$0.52
Income from discontinued operations	0.03	(0.03)	—	—

Total earnings per share	$0.52	$—	$—	$0.52

See accompanying Notes to Pro-Forma Financial Information.

NOTES TO PRO-FORMA FINANCIAL INFORMATION

The following notes provide additional information for the adjustments made to historical financial statements in determining the accompanying pro-forma financial information.

(a)	“As Reported” amounts for six months ended June 30, 2002, were derived from the unaudited consolidated financial statements included in Xcel Energy’s Quarterly Report on Form 10-Q (provided herewith).

(b)	Pro-forma adjustments to “As Reported” amounts reflect (1) the elimination of NRG’s revenues and expenses; and (2) equity accounting adjustments to reflect NRG’s results of operations as a single income/expense item (Equity in Losses of NRG). In addition to NRG’s amounts, application of the equity method has also resulted in the reclassification of the minority interest of NRG’s stockholders other than Xcel Energy (prior to June 2002) on the Statement of Operations to be presented as a component of Equity in Losses of NRG.

(c)	Pro-forma adjustments referred to in (b) above include the elimination of NRG’s projects and operations that have been sold in 2002 or 2003, or were considered held-for-sale in those periods. Under the equity method of accounting being presented here on a pro-forma basis, the operating results of these NRG projects/operations are no longer presented as Discontinued Operations. This reclassification has increased Income from Continuing Operations for the amounts previously reported as Discontinued Operations.

(d)	The pro-forma adjustments to the Statement of Operations referred to in (b) above have adjusted Xcel Energy’s pro-forma Equity Earnings from Unconsolidated NRG Affiliates to a net debit balance due to losses incurred by NRG. For pro-forma presentation purposes, we have not reported the equity in NRG losses as negative revenue, but instead have presented them as a nonoperating expense item.

(e)	Divestiture is not assumed in pro-forma adjustments.